

October 6, 2009

Mr. Jacob Roth
Chief Executive Officer
Royal Energy Resources, Inc.
256-260 Broadway, Suite 309
Brooklyn, New York 11211

> **Re:** **Royal Energy Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed November 20, 2008**
> **Response Letter Dated September 24, 2009**
> **File No. 0-52547**

Dear Mr. Roth:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A1 Draft for the Fiscal Year Ended August 31, 2008

Financial Statements, page 21

1. Please label all columns in your annual and interim financial statements reflecting changes in previously reported amounts as restated.

Balance Sheets, page 25

2. We have read your response to prior comment 3 and note that while you agreed to make certain corrections you have not revised your accounting policy disclosure pertaining to the evaluation of oil and gas properties for impairment under the full cost rules, which appears on page 20 of your MD&A. The policy that you describe corresponds to the method that may apply if you were following the successful efforts method of accounting for your oil and gas activities. However, since you have chosen the full cost method, you need to adhere to the ceiling test requirements in Rule 4-10(c)(4) of Regulation S-X.

Please understand that proper application of the ceiling test depends on your handling the costs of unproved properties in accordance with Rule 4-10(c)(3)(ii) of Regulation S-X. The requirements of this section include conducting at least annually an assessment to ascertain whether impairment has occurred; you should understand that the terms impairment and ceiling test write-down are not synonymous under the full cost rules. We expect that your disclosures would reflect an understanding of these rules. Please revise your accounting and disclosure accordingly.

3.   We have read your response to prior comments 2 and 4 and note that you are proposing to add disclosure in Note 11, on page 47, indicating that you adopted the full cost method during the quarter ended May 31, 2008. However, we note your disclosure under the heading, "Business," on page 4 of your annual report for the fiscal period ended August 31, 2007, explaining that you acquired oil and gas leases during 2007 with the intention of having them developed and farming them out or selling them and retaining a royalty interest. Since these activities meet the definition of oil and gas producing activities, as explained in our prior comment, it seems you should have adopted the full cost method on the date the leases were acquired. Therefore, no revenue or cost of sales should be reported in your Statements of Operations relating to sales of oil and gas leases, as proceeds from the sales should be offset against the full cost pool, except when doing so would significantly alter the relationship between capitalized costs and proved reserves according to Rule 4-10(c)(6)(i) of Regulation S-X. Please revise your financial statements in your current annual report and subsequent interim reports accordingly.

Statements of Stockholders' Equity, page 29

4.   We note that you have included two versions of your Statements of Stockholders' Equity for the fiscal years ended August 31, 2008 and 2007 which contain various amounts for Deficit Accumulated During Development Stage, Net Loss, and total Stockholders' Equity which do not agree to the corresponding amounts on your Balance Sheet and Statements of Operations. Please eliminate duplicative statements and resolve these inconsistencies.

Statements of Cash Flows, page 30

5.   We note that you have two versions of your Statements of Cash Flows on pages
        30 and 31 of your draft amendment, reflecting different amounts for Net Loss,
        operating cash flows, and investing cash flows. Please eliminate duplicative
        statements and advise us of any difficulties you are having in preparing this
        statement.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Tracie Towner at (202) 551-3744 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief